VIA EDGAR

May 17, 2016

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Killoy and Brigitte Lippmann

Re:	Paramount Gold Nevada Corp.

Preliminary Proxy Statement on Schedule 14A

Filed April 18, 2016

File No. 001-36908

Dear Mr. Killoy and Ms. Lippmann:

On behalf of Paramount Gold Nevada Corp. (“Paramount”), we provide Paramount’s responses to your letter dated May 12, 2016 (the “Letter”) setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No.1 to Preliminary Proxy Statement on Schedule 14A filed on May 10, 2016 (the “Preliminary Proxy Statement”).

For your convenience, the Staff’s comments have been restated below in their entirety, with the responses to each comment set forth immediately below the comment. The revisions to the Preliminary Proxy Statement described below are reflected in an amendment to the Preliminary Proxy Statement being filed simultaneously with this letter, courtesy copies of which, marked to reflect these revisions, are being delivered to the Staff.

Unaudited Pro Forma Condensed Combined Financial Statements, page 49

1.  As you are not S-3 eligible,  please revise to state that you will deliver the information required by Item 13(a) of Schedule 14A with the proxy statement,  as required by Item 13(b)(2) of Schedule 14A .

Response: In response to the Staff’s comment, we have revised the Preliminary Proxy Statement on page 50 to reflect that Paramount will deliver copies of the information incorporated by reference with the proxy materials.

Appendix E - Historical Financial Statements of Calico

2.   Please update Calico Resources Corp.’s interim financial statements  as required by Rule 3-12(f) of Regulation  S-X and Item 8.A of Form 20-F.

Response: In response to the Staff’s comment, to the extent that proxy materials are not mailed before May 30, 2016, Calico Resources Corp’s interim financial statements will be updated as of and for the period ending March 31, 2016.

665 Anderson Street, Winnemucca, Nevada 89445 Tel: 775-625-3600

Appendix F - Pro Forma Financial Statements

3.   We note that you have filed your Form 10-Q for the quarter ended March 31, 2016. Please update your pro forma financial information.   Refer to Rule 11-02(c) of Regulation S-X.

Response: In response to the Staff’s comment, updated pro forma financial information has been included in the Preliminary Proxy Statement.

Paramount hereby acknowledges that (1) Paramount is responsible for the adequacy and accuracy of the disclosure in its filing, (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (3) Paramount may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with respect to the above, please do not hesitate to contact me at (613) 226-9881 ext. 202, or James T. Seery of Duane Morris LLP at (973) 424-2088.

Very truly yours,

PARAMOUNT GOLD NEVADA CORP.

/s/ Carlo Buffone

Carlo Buffone

Chief Financial Officer

cc:James T. Seery, Duane Morris LLP

665 Anderson Street, Winnemucca, Nevada 89445 Tel: 775-625-3600